Exhibit 99.1

For Release

UNITIL REPORTS THIRD QUARTER EARNINGS

HAMPTON, N.H., OCTOBER 23, 2013 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Earnings Applicable to Common Shareholders of $0.6 million, or $0.04 per share, for the third quarter of 2013, an improvement of $0.1 million, or $0.01 per share, compared to the third quarter of 2012. For the nine months ended September 30, 2013, the Company reported Earnings of $11.3 million, a 24% increase over the same period in 2012. Earnings Per Share (EPS) for the nine months ended September 30, 2013 were $0.82 compared to EPS of $0.74 for the same period of 2012. Results for the current year were driven by increases in natural gas and electric sales margins, partially offset by higher utility operating costs. Also, 2013 EPS for the nine month period reflects the sale of 2,760,000 common shares on May 16, 2012.

“The robust increase in our gas business combined with a rebound in electric sales is producing sustainable year over year growth in revenues and earnings per share,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “This is an exciting time to be in our industry.”

Natural gas sales margins were $12.4 million and $56.3 million in the three and nine months ended September 30, 2013, increases of $1.2 million and $5.2 million, respectively, compared to 2012. Therm sales of natural gas increased 2.5% and 10.5% in the three and nine month periods ended September 30, 2013, compared to 2012, driven by colder winter weather in 2013 and strong customer growth. Weather data collected in the Company’s service areas showed 15% more Heating Degree Days in the first nine months of 2013 compared to 2012. Weather-normalized gas therm sales (excluding decoupled sales) in the nine months ended September 30, 2013 are estimated to be up 5% compared to 2012. Approximately 11% of the Company’s total therm sales of natural gas are decoupled and changes in these sales do not affect sales margins.

Electric sales margins were $20.8 million and $57.1 million in the three and nine months ended September 30, 2013, increases of $1.7 million and $4.4 million, respectively, compared to 2012. Electric sales margin in the nine months ended September 30, 2013 reflects the recovery of $1.1 million of vegetation management and $0.6 million of major storm restoration costs, which are offset by a

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corresponding increase in operating expenses, discussed below. Electric kilowatt-hour (kWh) sales decreased 0.7% in the third quarter of 2013 and increased 1.1% in the nine month period ended September 30, 2013 compared to 2012. The decrease in kWh sales in the third quarter was driven by the effect of milder summer weather in 2013. Weather data collected in the Company’s service areas showed 15% fewer Cooling Degree Days in the third quarter of 2013 compared to 2012. The increase in kWh sales in the nine month period was driven by colder winter weather in 2013 and customer growth. Weather-normalized kWh sales (excluding decoupled sales) in the nine months ended September 30, 2013 are estimated to be up 1% compared to 2012. Approximately 27% of total electric kWh sales are decoupled and changes in these sales do not affect sales margins.

Usource, the Company’s non-regulated energy brokering business, recorded revenues of $4.4 million for the nine months ended September 30, 2013, an increase of $0.3 million compared to 2012. Usource’s revenues are derived from fees billed to suppliers as customers take delivery of energy under contracts brokered by Usource.

Operation and Maintenance (O&M) expenses increased $1.3 million and $3.7 million for the three and nine months ended September 30, 2013 compared to 2012. The increase in the three month period reflects higher professional fees of $0.5 million, vegetation management program costs of $0.3 million and all other O&M expenses, net of $0.5 million. The increase in the nine month period reflects higher professional fees of $1.5 million, vegetation management program costs of $1.1 million, system maintenance costs of $0.6 million, and all other O&M expenses, net of $0.5 million. The increases in new spending on vegetation management programs are recovered through cost tracker mechanisms that result in corresponding increases in sales margin.

Depreciation and Amortization expense increased $0.7 million and $2.3 million in the three and nine months ended September 30, 2013, respectively, compared to the same periods in 2012. The increase in the nine month period reflects higher depreciation on normal utility plant additions of $1.3 million, amortization of major storm restoration costs of $0.6 million and all other amortization of $0.4 million. The increase in major storm restoration cost amortization is also recovered in current electric rates.

Local Property and Other Taxes increased $0.3 million and $0.5 million in the three and nine month periods ended September 30, 2013, respectively, compared to 2012, reflecting higher local property taxes on higher levels of utility plant in service.

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Federal and State Income Taxes increased by $1.1 million for the nine months ended September 30, 2013 due to higher pre-tax earnings in 2013 compared to 2012.

Interest Expense, Net increased $0.4 million and $0.1 million in the three and nine months ended September 30, 2013 compared to 2012. The increase in the three and nine month periods reflects lower net interest income on regulatory assets, partially offset by lower average borrowing rates on lower short-term borrowing balances.

Also in the third quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s results of operations are expected to reflect the seasonal nature of the natural gas business. Annual gas revenues are substantially realized during the heating season as a result of higher sales of natural gas due to cold weather. Accordingly, the results of operations are historically most favorable in the first and fourth quarters. Fluctuations in seasonal weather conditions between years may have a significant effect on the result of operations. Sales of electricity are generally less sensitive to weather than natural gas sales, but may also be affected by the weather conditions in both the winter and summer seasons.

The Company will hold a quarterly conference call to discuss second quarter 2013 results on Wednesday, October 23, 2013, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

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Selected financial data for 2013 and 2012 is presented in the following table:

Unitil Corporation – Condensed Consolidated Financial Data

(Millions, except Shares and Per Share data)(Unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2013	2012	Change	2013	2012	Change
Gas Therm Sales:
Residential	2.5	2.5	—	29.8	26.0	14.6%
Commercial/Industrial	21.9	21.3	2.8%	117.2	107.0	9.5%

Total Gas Therm Sales	24.4	23.8	2.5%	147.0	133.0	10.5%

Electric kWh Sales:
Residential	195.0	198.2	(1.6%)	535.0	522.8	2.3%
Commercial/Industrial	270.8	270.7	—	746.2	744.1	0.3%

Total Electric kWh Sales	465.8	468.9	(0.7%)	1,281.2	1,266.9	1.1%

Gas Revenues	$18.9	$20.3	$(1.4)	$111.8	$107.2	$4.6
Purchased Gas	6.5	9.1	(2.6)	55.5	56.1	(0.6)

Gas Sales Margin	12.4	11.2	1.2	56.3	51.1	5.2

Electric Revenues	52.1	49.5	2.6	140.9	143.0	(2.1)
Purchased Electricity	31.3	30.4	0.9	83.8	90.3	(6.5)

Electric Sales Margin	20.8	19.1	1.7	57.1	52.7	4.4

Usource Sales Margin	1.5	1.5	—	4.4	4.1	0.3

Total Sales Margin:	34.7	31.8	2.9	117.8	107.9	9.9

Operation & Maintenance Expenses	15.7	14.4	1.3	46.4	42.7	3.7

Depreciation, Amortization, Taxes & Other	13.6	12.5	1.1	46.1	42.2	3.9

Interest Expense, Net	4.8	4.4	0.4	14.0	13.9	0.1

Earnings Applicable to Common Shareholders:	$0.6	$0.5	$0.1	$11.3	$9.1	$2.2

Earnings Per Share	$0.04	$0.03	$0.01	$0.82	$0.74	$0.08
Weighted Average Common Shares Outstanding (000’s)	13,780	13,709	71	13,767	12,321	1,446

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About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 101,700 electric customers and 73,700 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of energy commodities and transmission capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; Unitil’s energy brokering customers’ performance under multi-year energy brokering contracts; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission, including those appearing under the caption “Risk Factors” in Unitil’s Annual Report on Form 10-K for the year ended December 31, 2012. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com